22211 W Interstate 10

Suite 1206

San Antonio, Texas 78257

September 22, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Conlon Danberg and Jessica Ansart

Re:	bioAffinity Technologies, Inc. Registration Statement on Form S-1 File No: 333-274608

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), bioAffinity Technologies, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1, File No. 333-274608, together with all amendments and exhibits thereto (the “Registration Statement”). The Registrant does not intend to conduct the offering of the shares of common stock contemplated by the Registration Statement due to changed circumstances since the filing of the Registration Statement. No shares of common stock of the Registrant have been or will be issued or sold under the Registration Statement.

Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via e-mail at mz@bioaffinitytech.com, with a copy to Leslie Marlow, Esq. of Blank Rome, the Registrant’s counsel, at leslie.marlow@blankrome.com.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Please contact Ms. Marlow at (212) 885-5358 or Jamie L. Plisner at (212) 885-5298 with any questions you may have concerning this application of withdrawal of the Registration Statement, and please notify either Ms. Marlow or Ms. Plisner when this application of withdrawal has been granted.

Very truly yours,

BIOAFFINITY TECHNOLOGIES, INC.

By:	/s/ Maria Zannes
Name:	Maria Zannes
Title:	President and Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP Jamie L. Plisner, Esq., Blank Rome LLP